November 4, 2016

Coy Garrison, Esq.

Special Counsel

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	KeyStone Solutions, Inc.
Amendment No. 3 to
Offering Statement on Form 1-A
Filed October 21, 2016
File No. 024-10551

Dear Mr. Garrison:

On behalf of our client, KeyStone Solutions, Inc. (“KeyStone” or the “Company”), we hereby request acceleration of the qualification date and time of the above referenced Offering Statement on Form 1-A to 9:00 AM Eastern Standard Time on Tuesday, November 8, 2016, or as soon thereafter as practicable.

*    *    *

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at 202.624.2925 or via email at mdefeo@crowell.com.

Sincerely,

/s/ Morris F. DeFeo, Jr.

Morris F. DeFeo, Jr.

cc:	Robert Berman

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